Exhibit 3(a)

ARTICLES OF INCORPORATION

OF

NORTHWEST NATURAL HOLDING COMPANY

ARTICLE I

The name of the corporation is Northwest Natural Holding Company (the “Corporation”).

ARTICLE II

The Corporation is authorized to issue 100,000,000 shares of common stock.

ARTICLE III

No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director, provided that this Article shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of the amendment.

ARTICLE IV

The Corporation shall indemnify to the fullest extent not prohibited by law any current or former director of the Corporation who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of the Corporation, or serves or served at the request of the Corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay for or reimburse the reasonable expenses incurred by any such current or former director in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person’s good faith belief that the person is entitled to indemnification under this Article and (ii) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under this Article. No amendment to this Article that limits the Corporation’s obligation to indemnify any person shall have any effect on such obligation for any act or omission that occurs prior to the later of the effective date of the amendment or the date notice of the amendment is given to the person. This Article shall not be deemed exclusive of any other provisions for indemnification or advancement of expenses of directors, officers, employees, agents and fiduciaries that may be included in any statute, bylaw, agreement, general or specific action of the board of directors, vote of shareholders or other document or arrangement.

ARTICLE V

The mailing address of the initial registered office of the Corporation is One Pacific Square, 220 NW Second Avenue, Portland, Oregon 97209 and the name of its initial registered agent at that address is Shawn Filippi.

ARTICLE VI

The name of the incorporator is David H. Anderson and the address of the incorporator is One Pacific Square, 220 NW Second Avenue, Portland, Oregon 97209.

ARTICLE VII

The physical street address and the mailing address for the Corporation for notices is One Pacific Square, 220 NW Second Avenue, Portland, Oregon 97209, Attn: General Counsel.

ARTICLE VIII

David H. Anderson is an authorized individual with direct knowledge of the operations and business activities of the Corporation.

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